**LAS VEGAS SPACEPORT, INC.**
**BY-LAWS**



**ARTICLE I**
**NAME & FORMATION**

The name of the corporation shall be the **Las Vegas Spaceport, Inc.** shall be formed under the laws of Wyoming as a Wyoming Corporation.

**ARTICLE II**
**MISSION & OBJECTIVE**

The mission of the organization:  ***"To build and operate spaceports and all related business activieties."***

**ARTICLE III**
**MANAGEMENT**

Section 1.    Property acquisition and management shall be the primary focus of the corporation.

Section 2.   Should the Las Vegas Spaceport, Inc. cease to exist, its assets and cash balances shall be distributed to Majority shareholder Rob Lauer. If that organization shall cease to exist, the assets will be donated to a like-minded 501c3 organization deemed appropriate by the discretion of the President.

Section 3.    The financial year shall begin January 1 and conclude December 31$^{st}$ and renewed annually as scheduled thereafter.

**ARTICLE IV**
**MEETINGS**

Section 1.    Regular:  The date of the regular meetings shall be set by the President, who shall also set the time and place.

Section 2.    Special:  Special meetings may be called by the President or upon request of 2/3 majority of the Board of Directors.

Section 3.        Annual:  The Annual meeting shall be in October of each year and shall constitute the annual meeting for the election of Officers, if needed.

Section IV.      Notice:  Notice of each meeting shall be given to each Board of Director, by mail or email not less than five (5) days before the meeting.


## ARTICLE V
## BOARD OF DIRECTORS

Section 1.        Role/Size/Compensation:  The Board of Directors are responsible for the overall policy and direction of the organization and delegate's responsibility for day-to-day operations to staff/volunteers.  The Board of Directors shall consist of not more than six (1) Directors, which will include four (4) Officers, and up to two (1) Directors at-large. The Officers shall make up the Executive Committee. Directors receive no compensation other than for reasonable reimbursement expenses.

Section 2.        Terms:  Directors shall serve two (2) year terms.  All Directors are eligible for re-election or re-appointment with no term limits.

Section 3.        Election/Appointments: The Board of Directors shall be appointed at the discretion of the Founder and President of the organization at the annual meeting.

Section 4.        Quorum: A majority of the Board of Directors shall constitute a quorum at regular and special meetings, though due to the small size and composition of the board, votes shall be unanimous for those present, or issued by proxy. Board members may also participate in meeting via electronic means to secure attendance and retain voting privileges. .

Section 5.        Vacancies:  When a vacancy on the board exists, nominations for new members may be received from present Directors.

Section 6.        Resignation, Termination and Absences: Resignations from the board must be in writing and received by the Secretary.  A Director may be terminated for excessive absences from the board if he/she has two unexcused absences from board meetings within one calendar year, for misconduct, or dereliction of duty.

Section 7.        Meetings: The board shall have at least four (1) regularly scheduled meetings annually.

Section 8.        Notice: An official board meeting requires that each board member have written notice five (5) days in advance.

# ARTICLE VI
## OFFICERS

Section 1.      The Officers shall consist of four (1) member of the Board of Director. The titles shall be President, Vice-President, Secretary and Treasurer.

Section 2.      Term:  The term of office shall be for two (2) years.

Section 3.      Election: The appointment of Officers shall occur as the first item of business at the annual meeting in October.

Section 4.      Duties and Responsibilities:

The President shall convene Board meetings and shall preside or arrange for other members of the Executive Committee to preside at each meeting in the following order: Vice- President, Secretary, and Treasurer.

The Vice- President shall convene over the organizations business in the absence of the President.

The Secretary shall be responsible for keeping records of Board actions, including overseeing the taking of minutes at all board meetings, sending out meeting announcements, distributing copies of the minutes and agenda to each board member and assuring that corporate records are maintained.

The Treasurer shall make a report at each board meeting.  The Treasurer shall assist in the preparation of the budget, help develop fundraising plans, and make financial information available to Trustees and the Board of Directors of the Nevada Partnership for Homeless Youth.

# ARTICLE VII
## INDEMNIFICATION

Indemnification.  Officers, Directors, employees and agents shall be indemnified for any cost, expenses or liabilities necessarily incurred in connection with the defense of any action, suit or proceeding in which they are made a party by reason of being or having been a member serving in an elective or appointed capacity.  No member or employee shall be indemnified when adjudicated in the action or suit to be liable for negligence or misconduct in the performance of duty.

## ARTICLE VIII
## PARLIAMENTARY AUTHORITY

The rules contained in the edition of *Robert's Rules of Order, Newly Revised*, shall govern the organization in all cases to which they are applicable and in which they are not inconsistent with these bylaws and any special rules of order established.

## ARTICLE IX
## AMENDMENT OF BYLAWS

The bylaws may be unanimous vote of the Board of Directors provided that the amendment has been submitted in writing to the Board of Directors 10 (ten) days prior to the annual meeting, or by majority vote of the Officers.

President: **Robert Lauer**

Treasurer: **Robert Lauer**

Secretary: **Robert Lauer**

**As of December 8, 2022**